As filed with the Securities and Exchange Commission on October 3, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE HERZFELD CARIBBEAN BASIN FUND, INC.

(Name of Subject Company (Issuer))

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T106

(CUSIP Number of Securities)

Thomas K. Morgan

The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, Florida 33139

Telephone: (305) 777 – 1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John P. Falco, Esq. Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square | 18th & Arch Streets Philadelphia, PA 19103 Telephone: (215) 981 – 4659

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by The Herzfeld Caribbean Basin Fund, Inc. (the “Company”) and relates to a pre-commencement communication by the Company with respect to the Company’s Common Stock, par value $0.001 per share.

On October 3, 2022, the Company issued a press release announcing its intention to commence a tender offer for up to five percent (5%) of the Company’s outstanding Common Stock (the “Offer”). The Offer will only be made to current holders of Common Stock (“Shareholders”). Upon commencement of the Offer, the Company will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO containing an offer to exchange, forms of letters of transmittal and related exhibits. These documents will contain important information about the Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Exchange Offer by directing a request to: AST Fund Solutions, LLC, or by calling (305) 777-1660.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

99.1	Press Release, dated October 3, 2022.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release, dated October 3, 2022 (Filed herewith).